Corporate Owned Incentive Life®

Equitable Financial Life Insurance Company

Issued through: Separate Account FP

Modern Alternative Disclosure Annual Notice

May 1, 2023

This Modern Alternative Disclosure Annual Notice (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus for future reference. Equitable Financial Life Insurance Company is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus, dated May 1, 2019, contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company, and other information about the policy online at www.equitable.com/ICSR#EQH146672. You can also obtain this information at no cost by calling 1-877-522-5035.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #146672MAD (05/23)

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

INVESTMENT OPTIONS

There have been changes to the Appendix listing the Investment Options available under the policy in this Annual Notice.

Investment Options Added: EQ/Franklin Rising Dividends; EQ/MFS International Growth.

Investment Options No Longer Available: Delaware Ivy VIP Global Equity Income; Delaware Ivy VIP Small Cap Growth; EQ/Invesco International Growth; Franklin Mutual Shares VIP Fund.

Investment Option Name Changes: Equitable Conservative Growth MF/ETF Portfolio (formerly 1290 VT DoubleLine Dynamic Allocation Portfolio) was also restructured from a sub-advised portfolio to a fund-of-funds.

Important Information You Should Consider About the Policy:

FEES AND EXPENSES

Charges for Early Withdrawals

We will not deduct a charge for making a partial withdrawal from your policy or surrendering your policy.

There is a Market Stabilizer Option® (“MSO”) Early Distribution Adjustment on amounts withdrawn before segment maturity which could result in a loss of up to 75% of the Segment Account Value. See the MSO prospectus for more information.

For more information on the impacts of withdrawals, please refer to “Making withdrawals from your policy” in the Prospectus.

Transaction Charges

You may be subject to other transaction charges, including charges on each premium paid under the policy, transfer fees, and other special service charges (e.g., wire transfer charges, express mail charges, policy illustration charges, duplicate policy charges, policy history charges, and charges for returned payments).

For more information on transaction charges, please refer to “Tables of policy charges” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, MSO and loan charges, and the cost of optional benefits available under the policy. Such fees and expenses may be based on characteristics of the insured (e.g., age, sex, tobacco user status, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.49%	1.58%

Portfolio expenses are for the year ended December 31, 2022 and may be based, in part, on estimated amounts of such expenses and may change from year to year.

For more information on ongoing fees and expenses, please refer to “Tables of policy charges” and “More information about certain policy charges” in the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options	An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy and the MSO and the guaranteed interest option (GIO), each of which has its own unique risks. You should review the Portfolios’ prospectuses, the MSO prospectus and the “Guaranteed interest option” (“GIO”) section in “Investment options within your policy” in the Prospectus before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH146672.
For more information on the Portfolios, please refer to Appendix: “Investment options available under the Policy” in this Annual Notice.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations (including under the guaranteed interest option and under the MSO), guarantees, or benefits are subject to the claims-paying ability of the Company. For more information, please refer to “About our general account” in the Prospectus. More information about the Company, including its financial strength ratings, is available at https://equitable.com/about-us/financial-strength-ratings.

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse if, due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest, your net policy account value will not cover policy charges. If your policy is in default, you will be notified in writing and given an opportunity to make an additional payment to keep your policy in force and prevent it from lapsing. The grace period you have to make said additional payment will be 61 days long. If your policy lapses, you will be notified in writing and you may be able make additional payments to restore your policy’s benefits. In this case, additional requirements must also be met to restore your policy. If your policy provides for a policy continuation rider, and the conditions of the rider are satisfied and the rider is exercised, including that there is sufficient net policy account value to cover the Policy Continuation Charge, then the policy will not lapse.
For more information on how to prevent your policy from lapsing, please refer to “The minimum amount of premiums you must pay” in the Prospectus.
RESTRICTIONS

Investments	You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment options available under the Policy” or to the GIO or the MSO. We reserve the right to remove or substitute Portfolios as investment options under the policy.

Currently, the total of all transfers you make between the variable investment options on the same day must be at least $500; except that you may transfer your entire balance in a single Portfolio, even if it is less than $500.

We may limit transfers you can make into the unloaned GIO. For more information please refer to “Restrictions on transfers into the guaranteed interest option” in the Prospectus.

There may be restrictions on transfers into and out of the MSO. For more information see the MSO prospectus.

We allow only one request for transfers each day (although that request can cover multiple transfers). Only written transfer requests submitted to our Administrative Office may be processed for policies that are jointly owned or assigned. We reserve the right to limit policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information, please refer to “Variable investment options” and “Transfers you can make” in the Prospectus.

Optional Benefits	As a policy owner, you may be able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits are subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time.

For more information on optional benefits and other limitations under the policy, please refer to “Other benefits you can add by rider” and “Suicide and certain misstatements” in the Prospectus.
TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to “Tax information” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to “Distribution of the policies” in the Prospectus.
Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to the paragraph titled “Section 1035 exchanges of policies” under “How you can pay for and contribute to your policy” in the Prospectus.

Appendix: Investment Options available under the Policy

The following is a list of variable investment options available under the Policy. More information about the variable investment options is available in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH146672. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the variable investment options, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these charges were included. Each variable investment option’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Specialty	1290 VT Convertible Securities — Equitable Investment Management Group, LLC (“EIMG”); SSGA Funds Management, Inc.	0.90%	^	-20.99%	5.68%	—
Fixed Income	1290 VT DoubleLine Opportunistic Bond — EIMG; DoubleLine Capital LP	0.92%	^	-13.46%	-0.75%	—
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	-6.01%	1.32%	3.51%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		-10.67%	4.98%	9.45%
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%	^	-14.52%	6.84%	—
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.91%		-28.45%	5.28%	9.52%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.15%		-18.40%	4.62%	7.77%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.24%		-14.46%	3.24%	5.27%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	-1.47%	—	—
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.97%	^	-18.97%	9.23%	12.11%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	-32.15%	7.29%	10.17%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.68%		-19.46%	8.13%	11.43%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%	^	-12.62%	0.71%	1.80%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	1.08%		-14.53%	1.87%	3.51%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	-12.86%	0.91%	1.03%
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	-18.55%	8.81%	11.89%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	-21.06%	—	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	-10.60%	—	—
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.10%	^	-20.95%	2.87%	6.20%
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.65%	^	-7.67%	-0.21%	0.01%
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.75%	^	-11.89%	1.03%	3.90%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates L.P.	1.07%		-13.71%	0.32%	3.09%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	0.49%	7.75%	10.75%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc., Invesco Asset Management Ltd.	1.14%		-8.97%	—	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		-16.57%	9.19%	9.46%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		0.20%	8.15%	12.38%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.88%		-18.36%	8.01%	11.24%

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.72%		-29.53%	10.16%	13.27%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%		-30.58%	8.14%	12.17%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%		-11.60%	5.67%	9.46%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	-14.89%	—	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	-27.94%	6.91%	11.89%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-15.20%	4.30%	6.03%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	-23.79%	—	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-27.04%	—	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.13%		-36.29%	—	—
Specialty	EQ/MFS Utilities Series — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.05%	^	0.42%	—	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.66%	^	-13.65%	5.98%	10.02%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.95%		-14.55%	4.63%	8.96%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		-15.47%	2.33%	4.25%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.12%		-17.00%	3.58%	6.08%
Money Market	EQ/Money Market* — EIMG; BNY Mellon Investment Adviser, Inc.	0.69%		1.11%	0.85%	0.46%
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	1.25%	^	-11.38%	—	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.77%	^	-13.99%	—	—
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.80%		-10.18%	-0.30%	0.19%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		-19.76%	4.18%	8.78%
Equity	EQ/T. Rowe Price Growth Stock — EIMG; T. Rowe Price Associates, Inc.	1.00%	^	-38.64%	4.23%	10.63%
Specialty	EQ/T. Rowe Price Health Sciences — EIMG; T. Rowe Price Associates, Inc.	1.20%	^	-13.38%	—	—
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.91%		-15.13%	4.44%	8.43%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	32.53%	—	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	-12.40%	4.32%	4.89%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		-32.15%	8.59%	12.39%
Fixed Income	Multimanager Core Bond — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.85%	^	-12.71%	-0.45%	0.46%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., Wellington Management Company LLP	1.25%	^	-37.28%	10.38%	15.05%
Asset Allocation	Target 2015 Allocation — EIMG	1.10%	^	-14.13%	2.08%	4.14%
Asset Allocation	Target 2025 Allocation — EIMG	1.10%	^	-15.23%	3.39%	5.92%
Asset Allocation	Target 2035 Allocation — EIMG	1.06%		-16.32%	4.27%	6.97%
Asset Allocation	Target 2045 Allocation — EIMG	1.06%		-16.73%	4.79%	7.75%
Asset Allocation	Target 2055 Allocation — EIMG	1.10%	^	-17.56%	5.32%	—
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “About the Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Unaffiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	American Funds Insurance Series® Global Small Capitalization Fund — Capital Research and Management Company	1.16%	^	-29.69%	2.54%	6.58%
Equity	American Funds Insurance Series® New World Fund® — Capital Research and Management Company	1.07%	^	-22.25%	2.07%	4.02%
Asset Allocation	BlackRock Global Allocation V.I. Fund — BlackRock Advisors, LLC; BlackRock (Singapore) Limited	1.00%	^	-16.07%	3.25%	4.81%
Equity	ClearBridge Variable Mid Cap Portfolio — Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC	1.08%		-25.50%	4.95%	8.95%
Fixed Income	Delaware Ivy VIP High Income — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.92%		-11.12%	1.70%	3.56%
Asset Allocation	Fidelity® VIP Asset Manager Growth Portfolio — Fidelity Management and Research Company (FMR)	0.93%		-17.05%	4.47%	6.84%
Equity	Fidelity® VIP Equity-Income PortfolioSM — Fidelity Management and Research Company (FMR)	0.76%		-5.24%	7.88%	9.91%
Money Market	Fidelity® VIP Government Money Market Portfolio — Fidelity Management and Research Company (FMR)	0.49%		1.27%	0.93%	0.51%
Equity	Fidelity® VIP Growth & Income Portfolio — Fidelity Management and Research Company (FMR)	0.77%		-5.17%	8.58%	11.30%
Fixed Income	Fidelity® VIP High Income Portfolio — Fidelity Management and Research Company (FMR)	0.97%		-11.67%	0.86%	2.71%
Fixed Income	Fidelity® VIP Investment Grade Bond Portfolio — Fidelity Management and Research Company (FMR)	0.65%		-13.21%	0.38%	1.28%
Equity	Fidelity® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.86%		-14.97%	5.69%	9.69%
Equity	Fidelity® VIP Value Portfolio — Fidelity Management and Research Company (FMR)	0.89%		-4.29%	8.32%	10.83%
Equity	Fidelity® VIP Value Strategies Portfolio — Fidelity Management and Research Company (FMR)	0.89%		-7.35%	8.10%	9.94%
Equity	Franklin Small Cap Value VIP Fund — Franklin Mutual Advisers, LLC	0.91%	^	-10.06%	5.48%	9.09%
Equity	Invesco V.I. Diversified Dividend Fund — Invesco Advisers, Inc.	0.92%		-1.92%	5.97%	9.53%
Equity	Invesco V.I. Main Street Mid Cap Fund® — Invesco Advisers, Inc.	1.18%		-14.45%	4.82%	7.72%
Equity	Invesco V.I. Small Cap Equity Fund — Invesco Advisers, Inc.	1.20%		-20.73%	5.27%	8.05%
Specialty	PSF Natural Resources Portfolio — PGIM Investments; T. Rowe Price Associates, Inc.	0.89%	^	21.54%	8.85%	1.74%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.77%	^	-4.95%	-2.32%	-0.78%
^	This Portfolio’s annual expenses reflect temporary fee reductions.

Corporate Owned Incentive Life®

Issued by

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

(212) 554-1234

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated May 1, 2019, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000070908

(#624340)